May 14, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (212) 884-8498

Mr. Andrew Lerner
Chief Executive Officer
Inter-Atlantic Financial, Inc.
400 Madison Avenue
New York, New York 10017

      Re: Inter-Atlantic Financial, Inc.
            Amendment Number One to Registration Statement on Form S-1
            Filed on April 18, 2007
            File Number 333-140690

Dear Mr. Lerner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We reissue comment three from our letter dated March 29, 2007. We continue to note the disclosure that you will "focus" on identifying a prospective business in or related to the financial services industry. This does not appear to limit the company to the financial services industry, as indicated in your supplemental response. Either revise the disclosure throughout the prospectus to clearly state that you are limited to this industry or provide clear disclosure on the cover page and throughout the prospectus that you are not limited to this industry. In addition, as previously requested, remove the more detailed information about the financial services industry throughout the prospectus, including industry specific risks, if you are not limited to this industry. Lastly, the focus on the competitive advantages relating to this industry should be removed, if you are not limited to

this industry. We may have further comment.

Prospectus Summary, page 1

2. Provide the basis for the statement that "we believe there are numerous potential target companies outside the United States that may have greater growth potential and lower valuations than similar businesses within the United States" and that "there are opportunities to replicate successful United States financial technology business models internationally," especially in light of the disclosure that you have not taken any steps in furtherance of your business plan. We may have further comment.

3. We reissue comment seven from our letter dated March 29, 2007. We continue to note the disclosure that "through their work with Inter-Atlantic Group our officers and directors have acquired substantial knowledge about private financial services companies." Clarify in the prospectus whether this knowledge includes companies that are looking to be acquired or that are looking to become public, and therefore may be looking for a vehicle to become public. Clarify what role the current knowledge of officers and directors will play in the search for a target business. Clarify whether the company may utilize knowledge that the officers, directors, affiliates and employees of Inter-Atlantic had before the completion of the initial public offering, after the IPO in the search for a target business. Clarify whether existing shareholders are aware of any business opportunities that may be presented to the company after the completion of the IPO. We may have further comment.

4. We reissue comment nine from our letter dated March 29, 2007. We note the disclosure here and in your discussion of your business that no one has "on your behalf" engaged in any efforts to locate a target. Considering the background of your management members, clarify whether it is possible that they are or may become aware of opportunities in their separate capacities prior to the completion of the IPO that may be directed to the company after the completion of the IPO. Considering you are selling your plan to acquire a business and nothing more, your initial shareholders' knowledge and motivations in taking part in this company are material to the public's understanding of the company. Please revise to disclose all material knowledge in this prospectus.

5. We partially reissue comment ten from our letter dated March 29, 2007. Please identify the officers, directors and affiliates that have agreed to purchase warrants in the private placement. Also, clarify the nature of the affiliation.

6. Remove promotional statements throughout the prospectus. We note many statements, such as the one on page five where you discuss the excellent track record of your funds, and appear to imply that based upon the past results, the

results from this company will be similar. Given the lack of commencement of your business plan and therefore the lack of information regarding a potential target business, such statements appear promotional.

7.   We reissue comment 11 from our letter dated March 29, 2007. We continue to note the disclosure regarding the portfolio company investments most similar to the company's financial technology acquisition strategy. The specific disclosure regarding these investments could appear to imply that this company will achieve similar results. Given the current stage of the company and the lack of any steps to identify a target business, such disclosure appears promotional, does not appear relevant, and should be removed.

8.   We note the affiliations with Inter-Atlantic Group. Clarify whether any of the companies that Inter-Atlantic has a financial interest in may be considered as target companies by Inter-Atlantic Financial Inc. We may have further comment.

9.   We note the right of first refusal upon consummation of this offering with respect to companies in the financial services industry that have a fair market value equal to or in excess of 80% of the trust. Clarify whether this right of first refusal, to commence upon consummation of this offering, will cover businesses that Inter-Atlantic Group or its employees were aware of prior to the completion of the IPO. Lastly, file the right of first refusal as an exhibit. We may have further comment.

10.   Clarify all of the "certain" limited circumstances when founders are permitted to transfer their shares. You currently appear to give some example, but this list does not appear to cover all such circumstances.

11.   We reissue comment 13 from our letter dated March 29, 2007. We note that the conversion rights are available up to 29.99% of the common stock in the IPO. Provide clear disclosure regarding the reasons for this increase in the conversion as compared to traditional SPACs so that investors can understand the company's position when making an investment. Provide clear disclosure <u>throughout the prospectus</u> that this is different from the terms of a traditional SPAC. Add a risk factor clarifying that this is different from the traditional SPAC structured transaction and discuss the fact that this change makes it more likely the business combination will be approved, even if a significant number of shareholders do not approve the transaction. Provide clear disclosure throughout the prospectus that this will make it easier for a business combination to be approved. We may have further comment.

12.   We reissue comment 16 from our letter dated March 29, 2007. We continue to note that the revolving line of credit is subordinate to the public stockholders receiving a minimum of $7.76 per share. Clarify in the prospectus how this works. Will the line of credit be used to reach this minimum if funds are

available pursuant to the line of credit? We note that the line of credit is subordinate to public stockholders receiving this minimum amount but then you state that the line of credit will have no recourse against the trust. So if the trust would provide more than $7.76 per share to these stockholders, clarify, whether the interest earned on the trust would be available to repay the amount due under the line of credit.

13.   We note your response to comment 19 from our letter dated March 29, 2007 that if sufficient funds are not available to pay the costs of dissolution and liquidation, that the officers and directors, excluding Mr. Galasso, have agreed to indemnify the company. We are unable to locate this disclosure on page 15, as indicated in your response. Also, please file this agreement as an exhibit, as it does not appear to be a term of the agreement filed as exhibit 10.1.

14.   We reissue comment 22 from our letter dated March 29, 2007. Briefly disclose the steps the company has taken to determine whether its officers and directors will be able to pay the claims of target businesses or claims of vendors or other entities that are owed money.

Risk Factors, page 17

15.   We note your response to comment 25 from our letter dated March 29, 2007 that the company has deleted the right of the board to lower the redemption threshold below 29.99%. Provide clear disclosure throughout the prospectus that this threshold will not be lowered for the particular transaction.

16.   We note your response to comment 26 from our letter dated March 29, 2007; however, we did not see the revision responsive to the comment. Please revise or explain.

17.   We note the disclosure on page 19 that you are obligated to obtain waivers; however, this appears inconsistent with the disclosure that you may still enter into an agreement with any party that does not agree to the waiver, after making an analysis. Please reconcile the disclosure.

18.   We reissue comment 30 from our letter dated March 29, 2007. Revise risk factor seven to specifically name the officers and directors that have agreed to indemnify the trust. Provide clear disclosure of the material terms of this agreement. Clarify whether there are any limitations on this indemnification. For example, clarify whether there are claims that would not be covered by this indemnification.

19.   We note that the officers and directors, excluding Mr. Galasso, have agreed to indemnify the company "jointly and severally on a pro rata basis according to their beneficial interest in the company immediately before the IPO. We note that

the pro rata basis will not account for 100% of the amount of indemnification. Specify the percent ownership for each individual that has agreed to indemnify the company. Also, since these individuals are jointly and severally liable, clarify how the remaining amount will be allocated between these individuals.

20.   We note the form agreement filed as exhibit 10.1. It appears that the same form will be used for all officers and directors. This appears inconsistent with the disclosure in the prospectus that Mr. Galasso has not agreed to indemnify the company. Please reconcile.

21.   We reissue comment 28 from our letter dated March 29, 2007. Provide the basis for your belief that "the likelihood of these directors and executive officers having to indemnify our trust account is minimal" or remove. The current disclosure that "we have reserved for these claims from funds held outside of the trust" does not appear to provide enough analysis. The company has initially set aside some funds, but there is no guarantee that this amount will be sufficient to pay these costs. The actual amounts owed will only be determined at the end of the 24 months if the company is not able to complete a business combination, and therefore the actual potential claims do not appear to be readily ascertainable. Also, the company plans to seek waivers but does not appear required to do so. We may have further comment.

22.   We reissue comment 29 from our letter dated March 29, 2007. Clearly state whether management intends to remain associated with the business following a business combination. Specifically name those individuals that may remain with the company. Clearly disclose throughout the prospectus the potential conflicts of interest. We note that these individuals will likely obtain compensation for their continued association with the company following a business combination and that it is likely that such compensation will be negotiated at the time the merger agreement is entered into. Discuss the resultant conflicts of interest and the impact this may have upon which business opportunity to pursue.

23.   We note your response to comment 31 from our letter dated March 29, 2007 that private placement warrant holders will not be able to exercise their warrants at times the purchasers in the initial public offering cannot. We are unable to locate this disclosure throughout the prospectus. Also, we are unable to locate this provision in exhibit 10.6. The existing shareholders are purchasing the warrants in a private placement and therefore the exercise of these warrants would also occur privately. Since the warrants being issued as part of the IPO units are being registered as part of this offering, the exercise of the IPO warrants would require an effective registration statement. Therefore, it continues to appear that the existing shareholders who purchased warrants in the private placement may be able to exercise their warrants at a time when the purchasers in the IPO may not. This would appear consistent with the disclosure on pages 75 and 76. Please add

a risk factor or advise. We may have further comment.

24.   We note the revision to the first risk factor on page 21, that you view your obligations as obligations to shareholders and will not seek to change them, but have added the provision that you may change them with a 95% approval of shareholders. This disclosure appears inconsistent with the disclosure throughout the prospectus that you view this as an obligation of the company to shareholders and will not seek to change the provision. Please reconcile.

25.   We note the response to prior comment 33 from our letter dated March 29, 2007 that the company may consider as a target business a company affiliated with officers, directors or existing shareholders. Add a separate risk factor discussing the risks, including conflicts of interest. Revise to provide clear disclosure throughout the prospectus. Discuss any particular requirements regarding affiliated transaction. The risk factor should specifically name all companies that are affiliated with officers, directors or existing shareholders. If you are specifically limited to the financial services industry, then the disclosure may be limited to the affiliated companies in this industry. We may have further comment.

26.   We note the provision in the agreement with officers and directors filed as exhibit 10.1 that "The undersigned acknowledges and agrees that the Company will not consummate any Business Combination which involves a company which is affiliated with any of the Founders, directors and/or officers of the Company or with any Company that the undersigned has had any discussions, formal or otherwise, with respect to a Business Combination with another company, prior to the consummation of the IPO, unless the Company obtains an opinion from an independent investment banking firm which is a member of the National Association of Securities Dealers, Inc. that the Business Combination is fair to the Company's shareholders from a financial perspective." (emphasis added) Please explain the reasons for these references to discussions prior to the consummation of the IPO. This provision is inconsistent with the representations made by the company in the prospectus. Advise or revise. We may have further comment.

27.   We note that you may consider as a target business a company that Inter-Atlantic Group either currently has, or in the past had, an interest. Add a separate risk factor addressing the risks associated with this, including a discussion of potential conflicts of interest. The risk factor should clearly name all companies in which Inter-Atlantic Group has or had an interest. This may also be limited to the financial services industry, if the company is specifically limited to this industry. We may have further comment.

Proposed Business, page 45

28.   In light of your supplemental response to comment 36 from our letter dated
        March 29, 2007, that you may enter into a business combination with a company
        in which Inter-Atlantic Group has or had an interest, please explain how you are
        able to make the representations included in the prospectus that you have not
        taken, directly or indirectly, any steps in furtherance of your business plan.
        Clarify how the knowledge of Inter-Atlantic Group prior to the IPO may be
        utilized after the completion of the IPO. We may have further comment.

29.   We reissue comment 38 from our letter dated March 29, 2007. Clarify in the
        prospectus whether any of your existing shareholders, officers, or directors has
        had any discussions or communications regarding your company with any
        potential source(s).

30.   We partially reissue comment 40 from our letter dated March 29, 2007. Add clear
        disclosure in this section as to whether the underwriters or Scura, Rise & Partners
        have taken any steps, directly or indirectly, in the search for a target business and
        whether they have had any contact or communication with potential sources or
        potential target businesses. We may have further comment.

31.   The disclosure on pages 55 and 56 refer to indemnification to "vendors" and "any
        prospective target business." As requested previously in comment 41 from our
        letter dated March 29, 2007, clarify whether this would exclude any claims.
        According to your supplemental response, "all claims are covered and no claims
        will be excluded." We are unable to locate this disclosure in the prospectus.

Management, page 62

32.   We reissue comment 43 from our letter dated March 29, 2007. Please remove the
        more specific information regarding particular transactions of management, such
        as reference to "directing the $7 billion investment portfolio of Mutual of
        America," as this information is not relevant to this transaction and may imply
        that the target business, which the company represents it has not commenced a
        search to identify, will achieve similar results.

Exhibits

33.   File validly executed agreements, as applicable, prior to requesting effectiveness
        of the registration statement.

34.   Counsel's assumptions are too broad in so far that it appears to have assumed
        material facts underlying the opinion. Please represent to us that counsel has not
        assumed material facts underlying the opinion that are readily ascertainable.

Financial Statements, page F-1

35.   We note that the consent of the independent accountant was dated prior to the
        audit opinion date. Please provide a currently dated consent of the independent
        accountant in any amendment and ensure that the financial statements are updated
        as required by Rule 3-12 of Regulation S-X.

Note E – Commitments, page F-9

36.   Please revise your disclosure to discuss the accounting treatment for the
        underwriter purchase option (UPO) in accordance with EITF 00-19. We note that
        your disclosure states that there will be no net cash settlement of the warrants
        included in the UPO, but not does not address whether cash settlement can occur
        with respect to the UPO itself. If true, state that: (i) the UPO may expire
        unexercised and unredeemed if there is no effective registration statement and (ii)
        that there are no circumstances under which you will be required to net cash settle
        the UPO.

37.   We note that a four year expected life was used to value the UPO, although it
        appears that the contractual life of the UPO is five years. When equity
        instruments are issued to non-employees, we believe that the contractual life
        should be used as the expected term assumption. Please advise and revise your
        disclosure as appropriate.

38.   We note your disclosure regarding your expected volatility of 33.8%. Please
        provide us with the name, market capitalization and calculated volatility for each
        of the identified companies. Also, please tell us whether you believe that the
        disclosed value represents fair value or calculated value under SFAS 123(R).
        Revise your disclosures as appropriate.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raquel Howard at (202) 551-3291 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: William N. Haddad, Esq.
        DLA Piper US LLP
        1251 Avenue of the Americas
        New York, New York 10020
        (212) 884-8498